November 5, 2018

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Mutual Fund Series Trust, File No. 333-228058

Ladies and Gentlemen:

On October 30, 2018, Mutual Fund Series Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”). The staff of the Securities and Exchange Commission (the “Commission”) provided comments to the N-14 on October 31, 2018, to which the Registrant responded on November 1, 2018. The staff has indicated that there are no further comments to the N-14.

Pursuant to Rule 461 under the 1933 Act, Registrant and Northern Lights Distributors, LLC, the Registrant’s distributor, hereby request that the Commission accelerate the effective date of the N-14 to November 5, 2018, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact JoAnn Strasser at (614) 469-3265 or Philip Sineneng at (614) 469-3217

Northern Lights Distributors, LLC	Mutual Fund Series Trust
By:/s/ William J. Strait Name: William J. Strait Title: President	By:/s/ Jerry Szilagyi Name: Jerry Szilagyi Title: Trustee